OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GarageSkins, Inc.

2191 Meadow Place SE
Albany, OR 97322

http://www.garageskins.com

26315 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,144,736 shares of non-voting common stock ($434,999.68)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 26,315 shares of non-voting common stock ($9,999.70)

Company	GarageSkins, Inc.
Corporate Address	2191 Meadow Place SE, Albany, OR 97322
Description of Business	Manufacture and Sales of Consumer Goods
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$0.38
Minimum Investment Amount (per investor)	$323.00

Perks

For the first 10 investors who invest $2,500 or more, you will receive a no-cost GarageSkins system, including free shipping and hardware.

Edit: This offer has already been claimed by the first 10 investors.

For all investors who invest $1,000 or more, you will receive free shipping and a free set of hardware if and when you choose to purchase a GarageSkins overlay system.

We will announce those investors during the campaign (just first name and last initial) with a Thank You update after our first close.

**All perks occur after the offering is completed and GarageSkins, Inc. has began production.*

<u>The 10% Bonus for StartEngine Shareholders</u> (This bonus period is concluded as of 4:30PM PT on January 10, 2018)

GarageSkins, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.38 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1100 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

GarageSkins, Inc. was formed with the specific intent of developing, launching, manufacturing and selling the patented GarageSkins real wood garage door overlay systems. Formed in December 24, 2014, as an Oregon corporation, GarageSkins, Inc. is accepting capital investment to move the enterprise into the manufacturing phase of its business. GarageSkins, Inc. currently has 15,000,000 shares of voting common stock authorized with 8,000,000 issued to founder Richard L Medlen. GarageSkins, Inc. plans on reserving up to 1,500,000 shares of non-voting common stock for awards of equity incentives. It is also anticipated that we will raise an additional $535,000 in one or more Regulation CF offerings. Lastly, GarageSkins, Inc. has several outstanding convertible notes, which may convert to equity in the future.

Company History

GarageSkins, Inc. is the outgrowth of GarageSkins, LLC, which was formed in November 27, 2012, in the state of Oregon to provide the legal structure around the development of the GarageSkins overlay systems. GarageSkins, LLC launched www.garageskins.com in July 2013 and immediately began sales, but discovered quickly that much more development was needed to stabilize the product and therefore refunded all sales and ceased commercial operation. GarageSkins, LLC was wound down on December 30, 2014, and GarageSkins, Inc. for formed to continue its operations, with founder, Rick Medlen, as the sole shareholder. GarageSkins, Inc.'s entire focus since that time has been continual research into stabilizing the GarageSkins overlay product and to raise the capital it will take to move back into manufacturing.

Current Operations

The website www.garageskins.com continues to function, and we have assembled a waiting list of over 2,500 potential buyers of a new GarageSkins system for their homes. Our repeated outreaches to that list continue to generate great feedback and have a response rate over 5 times the rate of the industry according to MailChimp.com, our email repository.

In November 2016, we partnered confidentially with an outside company that provides veneer stabilization and can adequately supply our needs for our veneer for the foreseeable future. This partnership has allowed GarageSkins, Inc. to finally develop the processes that it will take to manufacture the GarageSkins overlay products in a manner that will adequately satisfy the mass markets while maintaining environmental stability. Once we have launched and reached our initial goals of 300 units of sales per month we will identify and partner with other manufacturers to be able to supply the national marketplace which we believe, based on our projections, will produce 3 sales per state per day, or, almost 55,000 unit sales per year. To satisfy this production level will require regional manufacturing and fulfillment.

The Marketplace for GarageSkins Overlay Systems

We know our customer. She is a homeowner, suburban dwelling, has an annual household income of median or higher level, and cares about the comfort and overall sense of completeness in her home. She has invested her capital to raise both the exterior and interior of her home to a high level and will be attracted to the immediate enhancement of her home's curb appeal that the GarageSkins system will give her. She takes pride in her ability to handle issues on her own and will be highly attracted to the self-installation aspect. Once exposed to our unique solution to enhance her garage door, she will convert to a customer. She will also be a great asset as she will proudly display her new look to friends and neighbors and be an ambassador for the GarageSkins brand. Our initial outreach to our potential customer base will be driven by a targeted SEO/social media outreach which typically carries a high rate of return versus traditional methods. However, once in cash flow positive status, we will begin to explore opportunities to reach new markets which could include media such as infomercials, print ads, etc.

Revenue Model and Supply Chain

As our product will be paid for before shipping, there will be no retailer carry; hence, all of our capital will be usable immediately. This will allow us to manage our supply chain with a "just in time" inventory mentality. Sufficient funds will be reserved for anticipated returns. Our supply chain is ready with raw materials coming from both the Asian supply market and European veneer suppliers, both of which have good political relationships with the US. Recent labor agreements with major shipping companies and ports show a stability in the general US supply chain with no concerns regarding GarageSkins, Inc.'s ability to adequately secure our necessary raw materials.

Support materials, such as adhesives, will be sourced from US-based providers. We anticipate reaching our initial target of 300 units sold per month quickly and once launched will immediately begin the outreach to contract manufacturers, With those relationships already in place, we expect no lag in product fulfillment to occur as we grow into the national marketplace.

Competition

While as far as we know there exists no direct product like the GarageSkins overlay system, we are very conscious of other providers that include garage door manufacturers and vinyl stick-on overlays. Our product has the potential to be the only product on the market that easily and completely transforms an already-installed garage door to replicate the look of a $10,000 real wood garage door with no upgrade of the existing garage door's opening components necessary. We will continue to develop our overlays and launch non-wood products with those products protected from infringement from our already-issued US utility patents.

The team

Officers and directors

Rick Medlen	Founder/CEO

Rick Medlen
Growing up in Colorado with small town roots, Rick has successfully been part of several small companies that he's helped grow into national presences. With his recent experience with CU Direct Corporation he led the way in introducing their product to the entire state of Oregon. This introduction and following growth led to topline sales of over $380M in 2012. | Rick has found his passion by working with Habitat for Humanity. Whether on a job site in Oregon or SE Asia, testifying in front of the state legislature, or in his current role as incoming President of the Board of Directors for Habitat for Humanity Oregon, Rick works tirelessly to give the underserved portion of our society a helping hand up in securing not only their future, but the future of generations to come. | Rick is uniquely poised to lead GarageSkins, Inc. through the launch phase and into a national presence. He's surrounded himself with a great team, experienced advisors, and partners that ensure that GarageSkins, Inc. will thrive in the marketplace. | Feb 2013 - Dec 2014: President/Managing Member GarageSkins LLC | Dec 2014 - Present CEO Sol Director GarageSkins, Inc. | As GarageSkins, Inc. is pre-revenue, all our capital has been directed towards research and development, hence Rick supplemented his family's income during this time with the following positions: Nov 2014 - Nov 2015 - FedEx driver part time | Nov 2015 - May 2017 - Lowe's Home Improvement Distribution Center |

Number of Employees: 1

Related party transactions

GarageSkins, Inc. is a party to two promissory notes in favor of Julie Medlen, the wife of founder Rick Medlen, in the aggregate amount of $30,000.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents could be unenforceable or ineffective, and if we are unable to protect our intellectual property, our competitors may develop and market similar or identical products that may reduce demand for our products.** While our two utility patents are fully issued and registered with the US Patent and Trademark Office, and all fees to keep these patents in force have been paid, it is likely that once GarageSkins, Inc. has established the GarageSkins product in the marketplace that competitors will enter the market with like products, regardless of the existence of our patents. It will then be incumbent on GarageSkins, Inc. to take action against those competitors who infringe on our patents, which could result in lengthy and expensive litigation or, depending on the circumstances, we may decide not to exercise our rights. The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Accordingly, the fact that we have obtained certain intellectual property rights in the United States does not guarantee that we will be able to obtain the same or similar rights elsewhere. Even if we are granted intellectual property rights in foreign countries, we cannot guarantee that we will be able to enforce our rights effectively.
- **GarageSkins, Inc. is a three year old company with a limited operating history and no revenue to date.** We are an early-stage company with a limited operating history, no revenues derived from our operations, and no existing clients. We have yet to sell any systems other than six systems sold under a previous entity, GarageSkins, LLC. Further, we have never turned a profit and there is no assurance that we will ever be profitable. It is difficult to predict future performance and our ability to maintain operations is dependent upon a number of factors over which we have limited control. As a result, it is difficult to predict our financial results and they are likely to fluctuate significantly. We also have very limited experience selling our products. Accordingly, we cannot predict with any certainty the timing or level of sales of our products in the future. In addition to the other factors discussed herein, specific factors that may cause fluctuations in our operating results include demand and pricing for our products, including any change in wholesaler purchasing patterns for our products, timing of new product offerings, acquisitions, licenses or other significant events by us, our partners or our competitors, interruption in the manufacturing or distribution of our products, and significant product returns and rebates. If you are investing in us, it is because you think the GarageSkins real wood garage door overlay systems are a good idea, that GarageSkins, Inc. has secured the intellectual property rights to the GarageSkins systems, that we will be able to successfully market, manufacture and sell the GarageSkins systems and that we can price it right and sell it to enough people so that the company will succeed.

- **We are subject to all of the risks and uncertainties of a new business.** We are subject to all of the risks and uncertainties normally associated with an early stage business, including potential manufacturing issues, difficulties establishing our marketing and distribution operations, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees and difficulties in complying with all applicable federal, state, and local regulatory and administrative requirements. There is no assurance that we will be able to market products that will generate enough revenues for us to maintain profitability. As a result, we be certain that we will be able to sustain profitability, if achieved. Our lack of an operating history may make it difficult for you to evaluate our business prospects in connection with an investment in our securities.
- **Our business projections are estimates only and the commercial success of any products that we may develop will depend upon the degree of market acceptance by consumers.** There can be no assurance that we will meet business projections. There can be no assurance (i) we (or you) will be profitable, (ii) there will be sufficient demand for product, (iii) people will think our product is a better option than complete garage door replacement and (iv) we have priced our systems at a level that allows us to make a profit and still attract business. Any new products we develop in the future may not gain market acceptance by consumers. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our current and future products will depend on a number of factors, including the willingness and ability of consumers to adopt our products, the ability to manufacture our products in sufficient quantities with acceptable quality and to offer our products for sale at competitive prices, and marketing and distribution support for our products.
- **The GarageSkins systems could prove to be environmentally unstable in the long run.** While every effort to test and stress the GarageSkins systems has been made and will continue to be made, there is a risk that the veneers and adhesives will not hold up to the repeated temperature, humidity and UV fluctuations that are inherent in any product intended to be solely utilized outdoors. Any undesirable side effects that might be caused by our products could interrupt, delay or halt the commercialization and marketing of the products. In addition, if we start selling any of our products and we or others later identify undesirable side effects caused by the product, this could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from its sale.
- **A larger entity could enter the market and we could face substantial competition in the development of our products which may result in others developing or commercializing products before or more successfully than we do.** If GarageSkins, Inc. shows that there is a market for garage door overlays, then a larger and more established company could enter the marketplace and based on its relationships and other resources create a presence that could decrease our market share. Furthermore, we are engaged in the home improvement industry,

which is characterized by intense competition and rapidly evolving technology. Many large companies are pursuing the development of competing products. We expect to face, intense competition as new products enter the market and advanced technologies become available. Many of our potential competitors have significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture, and commercialize products.

- **Management may not perform as necessary to be successful** While great efforts have taken place to assemble a launch team that has deep industry experience in each of their respective fields, this team has never worked closely together before as an entire unit and it could be the case that one or more of this team could choose to exit the business before our successful launch. It is not clear whether all of the members of management will remain with us in the future. In addition, we rely heavily on our founder, Rick Medlen. If Rick were to become unable or unwilling to provide services on our behalf, then our likelihood of becoming a successful company would likely greatly diminish.
- **We may not be able to source sufficient quality raw materials** GarageSkins, Inc. will source materials globally, with our veneer supply housed in Europe and magnets and other raw materials coming from the Asian marketplace. Supporting materials will be purchased locally in the United States. Labor strikes, environmental issues, shipping delays, and upstream manufacturers' stability all present risks to the successful launch and continued growth of the GarageSkins product. Without sufficient raw materials, we would be unable to deliver sufficient product to meet market demand. In addition, any of the raw materials used in our product may suffer from a lack of quality that is not under our control, which would harm our brand and, potentially, our long-term success. The materials and products we acquired from third-party suppliers and manufacturers under purchase orders and not under supply agreements. A loss of any of these suppliers and any difficulties in finding or transitioning to alternative suppliers could harm our business. In the event we are unable to procure certain materials, we may need to discontinue some products or develop substitute products, which could harm our revenue. In addition, if we experience supply shortages or regulatory impediments with respect to the raw materials we use in our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding materials that are comparable in quality and price.
- **Our workforce may not provide adequate services** We are highly dependent on our key personnel. Today's workforce is migratory in nature and the length of employment often is less than in past years. This transitional workforce represents a risk to our ability to maintain a skilled and committed labor force. To mitigate this risk and in keeping with our mission statement, we will strive to provide a place of employment that continues to be highly attractive to workers and management. The loss of the services of key personnel might impede the achievement of our research, development, and commercialization objectives. Replacing key personnel may be difficult and time-consuming because of the limited number of individuals in our industry with the skills and experiences

required to successfully develop and commercialize our products. We generally do not maintain key person life insurance to cover the loss of any of our employees. Recruiting and retaining qualified personnel will also be critical to our success. We may not be able to attract and retain this personnel on acceptable terms, if at all, given the competition for similar personnel. In addition, we may rely on consultants and advisors, including production, and marketing advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

- **We have set an exclusive use of the funds and will need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all.** We estimate that we will require at least $435,000.00 to commence commercial production of the GarageSkins systems. Therefore, we may need to raise additional capital from bank loans, future sales of securities or some combination thereof before we can commence commercial production. We do not have any arrangements in place for additional funds and no assurance can be given that required funds will become available on favorable terms, or at all. Furthermore, if we issue equity or debt securities convertible into equity to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. If we are unsuccessful in obtaining additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment.
- **Claims by other parties that we infringe or have misappropriated their proprietary technology may result in liability for damages, royalties, or other payments, or stop our development and commercialization efforts.** Competitors and other third parties may initiate litigation against us based on infringement or misappropriation of their proprietary information. Payments under such claims could increase our operating losses and reduce our resources available for development activities. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages, which would increase our operating losses and reduce our resources available for development activities. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale, or importing our products or prevent our customers from using our products. If a court determined or if we independently concluded that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.
- **Changes in economic conditions could materially affect our ability to maintain or increase sales.** The home improvement industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary

economic conditions, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumers' discretionary spending. Economic conditions may remain volatile and may depress consumer confidence and discretionary spending in the future. Negative economic conditions, if and when they exist, might cause consumers to make changes to their discretionary spending behavior, including spending currently made on our line of products. If such sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales and this could materially adversely affect our business, financial condition, or results of operations.

- **You cannot easily resell our Company's securities.** There is not now and likely will not be a public market for our stock. Because the stock has not been registered under federal securities laws or the securities laws of any state or non-United States jurisdiction, the stock has transfer restrictions. It is not currently contemplated that registration under securities laws will be effected. Limitations on the transfer of the stock may also adversely affect the availability or price that you might be able to obtain for the stock in a private sale.
- **We have failed to file Form D filings with the Securities and Exchange Commission (SEC)** We previously engaged in Regulation D offerings for which we did file any Form D. There may be severe consequences due to our failure to file a Form D, including but not limited to (i) the SEC may issue substantial penalties against us, (ii) the SEC may have us enjoined from future use of any federal private placement exemptions, including any offerings that would otherwise be exempt under Regulation CF, and (iii) state securities agencies may require us to file a copy of Form D, which Form D we do not have, and may result in state fines or other penalties. As of January 3, 2018, all required Federal filings of Form D have been filed with the Securities and Exchange Commission.
- **An unusual number of product liability or breach of warranty claims for defective products could expose us to expensive claims and damage our standing with customers.** We are exposed to product liability and product warranty claims relating to our products that could adversely affect our financial condition, results of operations and cash flows. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the products we stock and in our reputation.
- **The Reg CF Notes incomplete and need to be amended** When issued, the Reg CF Notes did not specify in the Reg CF Notes themselves that, upon a Sale of the Company, (i) no multiple would be applied to the principal amount of the Reg CF Notes upon a sale of the Reg CF Notes and (ii) the investors would be entitled to receive the same amount in the Sale of the Company has if the Rec CF Notes had been converted to common stock. In addition, the Reg CF Notes did not define "Event of Default". As a result, the Company is seeking approval of an amendment to make the Reg CF Notes contain the provisions specified above. The failure to obtain approval of that amendment may create uncertainty

regarding the events that create a default under the Reg CF Notes and the consideration to which investors in the Reg CF Notes are entitled upon a Sale of the Company prior to conversion of the Reg CF Notes. The Company is not able to quantify the risk.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Richard Medlen, 100.0% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 8,000,000

  The Company's Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 15,000 shares of voting common stock (the "Voting Common Stock"), of which 8,000,000 are issued and outstanding.

  Voting Rights

  The holders of shares of Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

  Dividend Rights

  The holders of shares of Voting Common Stock together with the holders of shares of Non-Voting Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them.

  Liquidation Distributions and Change of Control

  In the event of the liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock with the holders of Non-Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

  In the event of a change of control of the Company, holders of Voting Common Stock and holders of Non-Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Non-Voting Common Stock: 0

  The Articles of Incorporation authorize the issuance of 5,000,000 shares of non-voting common stock (the "Non-Voting Common Stock"), of which none are issued and outstanding. The Non-Voting Common Stock was authorized in connection with this offering and will be issued to investors in this offering.

Voting Rights and Information Rights

The holders of shares of Non-Voting Common Stock shall have the same rights, priviliges and preferences as the holders of Voting Common Stock, except that (a) the Non-Voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Common Stock; and (c) the holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Dividend Rights

The holders of shares of Non-Voting Common Stock together with the holders of Voting Common Stock are entitled to dividends if and when declared by the Board and paid to them.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Non-Voting Common Stock with the holders of Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of the Company, holders of Non-Voting Common Stock and holders of Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Convertible Notes - Regulation CF: 100,000

A series of convertible promissory notes (the "Reg CF Notes") were sold in a Regulation CF offering, pursuant to which the Company raised $100,000.

The Reg CF Notes mature on October 31, 2019, at which time the principal amount, plus all accrued and unpaid interest, become immediately due and payable.

The Reg CF Notes accrue interest at a simple annual rate of 7%.

The Reg CF Notes convert upon the occurrence of an preferred stock financing in which the Company raises gross proceeds of $500,000 or more, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 100% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified preferred stock financing

After the amendment described below has become effective, if, prior to a qualified equity financing, the Company closes a "Sale of the Company" (as defined in the Reg CF Notes, then the Company will pay the aggregate amount equal to the greater of (a) the aggregate amount of the principal and interest then outstanding under the Reg CF Notes and (b) the amount the investor would have been entitled to receive in connection with the Sale of the Company if the aggregate amount of principal and interest then outstanding under the Reg CF Notes had been converted into shares of common stock of the Company in a qualified preferred stock financing.

When issued, the Reg CF Notes did not specify in the Reg CF Notes themselves that, upon a Sale of the Company, (i) no multiple would be applied to the principal amount of the Reg CF Notes upon a sale of the Reg CF Notes and (ii) the investors would be entitled to receive the same amount in the Sale of the Company as if the Rec CF Notes had been converted to common stock. In addition, the Reg CF Notes did not define "Event of Default". As a result, the Company is seeking approval of an amendment to make the Reg CF Notes contain the provisions specified above.

- Convertible Unsecured Promissory Note (03/01/2017): 30,000

A convertible unsecured promissory note (the "2017 Convertible Note") was sold in a Regulation D offering, pursuant to which the Company raised $30,000.

The 2017 Convertible Note matures 24 months after March 1, 2017, which may be extended at the Company's discretion for an additional 12-month period, after which time the principal amount, plus all accrued and unpaid interest, becomes immediately due and payable.

The 2017 Convertible Note accrues interest at an annual rate of 0% unless an event of default occurs, in which case the interest rate increases to 15% per annum.

The 2017 Convertible Note converts upon the occurrence of an equity financing in which the Company raises gross proceeds of $500,000 or more and preferred stock is sold in the financing, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 100% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing.

If, prior to a qualified equity financing, the Company closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all of the assets of the Company; (ii) the sale issuance or transfer of a majority of the capital stock of the Company to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then the Company will pay the full principal amount due, plus all accrued and unpaid interest.

The Company granted several protective covenants to the holder of the 2017 Convertible Note, including the need to obtain approval of the lender before the Company may effect any of the following:

(a) any sale, merger, consolidation, license, transfer, liquidation, dissolution, recapitalization or reorganization of Borrower or all or substantially all of its assets;
(b) any amendment to the Company's Articles of Incorporation or Bylaws that would adversely affect the rights of the lender;
(c) any insider transactions outside of the ordinary course of business;

(d) any repurchase or redemption by the Company of the Company's equity securities, or payment of dividends or other distributions on its equity securities, except pursuant to a plan adopted by the Company;
(e) acquisition of any of the Company's securities or assets outside of the ordinary course of business;
(f) any material change to the Company’s core business strategy or its declared use of funds;
(g) grant of any lien on any intellectual property of the Company; or
(h) enter into any loan with any lender that will be senior to the 2017 Convertible Note, except for commercial bank loans or equipment leases in the ordinary course of business.

- Convertible Unsecured Promissory Note (02/15/2015): 40,000

A convertible unsecured promissory note (the "2015 Convertible Note") was sold in a Regulation D offering, pursuant to which the Company raised $40,000.

The 2015 Convertible Note originally matured 12 months after February 15, 2015, but was amended to provide for a maturity date of February 15, 2018, after which time the principal amount, plus all accrued and unpaid interest, becomes immediately due and payable, unless the maturity date is further extended by mutual agreement of the parties.

The 2015 Convertible Note accrues interest at an annual rate of 7% unless an event of default occurs, in which case the interest rate increases to 15% per annum.

The 2015 Convertible Note converts upon the occurrence of an equity financing in which the Company raises gross proceeds of $500,000 or more and preferred stock is sold in the financing, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 75% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $2,500,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing.

If, prior to a qualified equity financing, the Company closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all of the assets of the Company; (ii) the sale issuance or transfer of a majority of the capital stock of the Company to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then the Company will pay the full principal amount due, plus all accrued and unpaid interest.

The Company granted several protective covenants to the holder of the 2017 Convertible Note, including the need to obtain approval of the lender before the Company may effect any of the following:

(a) any sale, merger, consolidation, license, transfer, liquidation, dissolution, recapitalization or reorganization of Borrower or all or substantially all of its assets;
(b) any amendment to the Company's Articles of Incorporation or Bylaws that would adversely affect the rights of the lender;
(c) any insider transactions outside of the ordinary course of business;

(d) any repurchase or redemption by the Company of the Company's equity securities, or payment of dividends or other distributions on its equity securities, except pursuant to a plan adopted by the Company;
(e) acquisition of any of the Company's securities or assets outside of the ordinary course of business;
(f) any material change to the Company's core business strategy or its declared use of funds;
(g) grant of any lien on any intellectual property of the Company; or
(h) enter into any loan with any lender that will be senior to the 2017 Convertible Note, except for commercial bank loans or equipment leases in the ordinary course of business.

What it means to be a Minority Holder

As a minority holder of capital stock of GarageSkins, Inc. and a holder of Non-Voting Common Stock, the investors will have limited ability, if any, to influence our policies or any other corporate matters, including the election of directors, changes to the

Company's governance documents, additional issuances of securities, company repurchases of securities, a merger of the Company, a sale of the Company's stock, a sale of assets of the Company, or transactions with related parties.

As of the date of this offering, Rick Medlen is the only holder of Voting Common Stock. He has the right to elect all directors. Currently, he is the sole director of the Company and does not intend to relinquish control of the Board. Therefore, he controls all decisions regarding the business and affairs of the Company, including the election of officers of the Company. If any shareholder disagrees with the decisions that Rick Medlen makes as a stockholder or director, then they will not have the ability to influence or change those decisions.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's ownership of the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. If the Company issues more shares of capital stock of the Company, then the percentage of all capital stock of the Company that you own will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An addition issuance of shares of capital stock of the Company could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of the Company.

If the Board decides to issue additional shares of capital stock of the Company, then investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering.

If an investor making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

The Company plans on raising equity in additional offerings after this offering; therefore, the likelihood that your ownership of capital stock will be diluted is very high.

In addition, the Company has issued several convertible notes, which may convert into capital stock of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

GarageSkins, LLC was formed on November 27, 2012, to complete the research and development phase and launch the GarageSkins product. $85,000 of the founder's personal assets were dedicated to this venture which funded patent applications and ramp-up of a production facility in Eugene, Oregon.

In July 2013, Garageskins.com was launched with 6 immediate system sales totaling $5,700.00. However, immediate failure of the GarageSkins systems environmentally caused founder Rick Medlen to immediately cease sales and refund all monies. At this point GarageSkins, LLC was depleted of capital resources. Small infusions of capital from the founder Rick Medlen allowed continued development work on the GarageSkins systems until GarageSkins, LLC was wound down and dissolved on December 30, 2014. GarageSkins, Inc. was formed on December 24, 2014.

Development of the GarageSkins real wood garage door overlay system has to date required approximately $135,000.00 and has resulted in a stable product that we believe to be commercially viable in its current state of development. Laboratory tests have confirmed the environmental stability of the GarageSkins system. It is anticipated that an additional $20,000.00 of testing and prototype work still needs to be performed before GarageSkins, Inc. will comfortably begin production activities of its GarageSkins systems.

If our launch capital of $435,000.00 is raised in this offering, then facility leases will be executed, production equipment purchased, staff and management on-boarded, and sufficient quantities of raw materials purchased to test our production methods. It is anticipated that this initial outlay will require approximately $300,000.00. Company operations are anticipated to require $150,000.00 funding during the 7 months we anticipate it taking until we produce sufficient quantities of shelf stock to comfortably launch our GarageSkins product onto the market. Sales of the GarageSkins products will provide immediate revenue and it is anticipated that in month 21 of operations we will see GarageSkins, Inc. reach cash-flow positive status.

Financial Milestones

While GarageSkins, Inc. is pre-revenue, we have generated a list of over 2,500 potential purchasers of our system at a retail cost of $1,199 per 2-car garage system. This waiting list, at full conversion, represents over $3,000,000 in initial revenue. It is not, however, the nature of lists to convert at 100%, but even at a 50% conversion, our initial revenue projections are over $1,500,000, which will help fund our growth into the national marketplace. It is not clear to us what the final number of potential purchasers will actually convert into purchasers.

We are thankful to Cypress Group, LLC of Texas, and a local Portland, Oregon group for providing much-needed development capital totaling $70,000 invested via convertible notes.

We are also grateful and humbled by the 159 investors that have collectively purchased $100,000 of convertible notes during our first Title III crowdfunding campaign. These funds will be used to further the development of our GarageSkins product and greatly expand our investor outreach.

Liquidity and Capital Resources

Currently, GarageSkins, Inc. relies on the funding from several promissory notes and convertible notes. We, however, have kept our expenses to a bare minimum in relation to the millions of dollars it traditionally takes to develop a product for a broad marketplace. We have taken a disciplined attitude that we will continue after successfully funding our start-up operations.

The capital raised in this offering is necessary for the continued operations of GarageSkins, Inc. We believe that the willingness of non-accredited investors to purchase Non-Voting Common Stock will signal to larger individual and institutional investors that a market demand exists for the GarageSkins overlay systems and accelerate capital infusions from those sources. It is from future fundings anticipated from these potential investors that the launch capital we'll need to bring the GarageSkins systems to market will come.

Reaching our maximum target is expected to accelerate operations and continue liquidity through December 2018, when it is anticipated that sales of the GarageSkins system will provide sufficient working capital to continue GarageSkins, Inc. as a going concern. Once this offering is closed GarageSkins, Inc. will aggressively reach out to accredited investors and institutional funding sources to provide the balance of our start-up funding, unless raising additional capital through Regulation CF appears to be a preferable option. Should the necessity arise, our unencumbered utility patents can potentially be used as collateral for bank loans to further the business.

Indebtedness

The Company has outstanding several convertible notes and promissory notes, including the following: The Convertible Note dated February 15, 2015, with a face amount of $40,000 has a 2-year maturity date that has been extended to February 15, 2018. The Convertibles Note includes the following key terms: 7% interest rate, 35% discount, $2,500,000 valuation cap and 2 times liquidation preference. The holder of the Convertible Note will convert to Voting Common Stock as opposed to receiving cash repayment at maturity. The Convertible Note dated March 1, 2017, with a face value of $30,000, includes the following key terms: no discount, $2,500,000 valuation cap, 0% interest, and 1 times liquidation preference. The holder of the Convertible Note will convert to equity as opposed to receiving cash repayment at maturity. The Convertible Notes issued in our prior Regulation CF offering dated November 2017, with an aggregate face value of $100,000 include the following terms: no discount, $4,000,000 valuation cap, 0% interest, and 1 times liquidation preference. The Promissory Note dated August 1, 2015, is a line of credit in the amount of $15,000 and does not require the payment of any interest. The Promissory Note dated June 1, 2017, is a line of credit in the amount of $15,000 and does not require the payment of any interest. The balance of the two Promissory Notes as of August 31, 2017, is $15,955.21 and is carried as outstanding debt on our balance sheet. While debt financing is a natural part of early-stage companies to secure the capital to grow, it is the intent of GarageSkins, Inc. to retire all outstanding debt through repayment or equity conversion; provided, however, that GarageSkins, Inc. does not plan on using the proceeds from this offering for that purpose. Update as of 4/6/2018 Notes Payable to Related Party On August 1, 2015, the Company entered into a note payable agreement with Richard and Julie Medlen. Richard Medlen is the Chief Executive Officer of the Company. The agreement calls for advances up to $15,000 and carries zero (0) interest per annum. The note payable is due and payable upon the Company raising over $500,000 in equity financing. Another note payable with Julie Medlen with similar terms was entered into on June 1, 2017. The balance of these notes payable as of December 31, 2017 was $16,795. Accordingly, the Company has $13,205 available under the second note payable. Because the notes payable are meant to be short term and are minimal, any imputed interest on said note payable would be inconsequential. Convertible Notes In February 2015, the Company entered into a convertible unsecured promissory note with a third party for $40,000. The note matures in one year and may be extended six (6) months upon approval of both parties. The note bears interest at 7% per annum or the lesser of 15% or the maximum interest rate permitted by applicable law, upon default. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing, or in the absence of such terms, then a weighted average formula in which the lender will receive a 35% discount from the price paid by other investors and the lower of the actual enterprise valuation of the Company or $2,500,000. In the event there is no qualified financing per the terms of the agreement, prior to the initial maturity date or extended maturity date, the lender may, at its option, demand payment of two times the then current principal amount, plus any accrued but unpaid interest. In January 2017, the parties agreed to extend the maturity date to February 2018, and in February 2018, the parties agreed to extend the maturity date to February 2019. In March 2017, the Company issued a convertible note to the convertible note holder described above in the amount of $30,000 as consideration for continued financial support; as such, no funds were received and it was fully accreted upon inception as the consideration was for prior performance. The note bears zero (0) percent interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default, and is due 24 months from the date of the note. The note may be extended 12 months upon mutual agreement. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing. In December of 2017, the Company closed its Regulation Crowdfunding campaign in which a total of 155 investors committed various amounts aggregating to $100,000 for convertible notes issued on December 27, 2017. In relation to this raise, the Company incurred $9,420 in offering costs. The Company received proceeds of $84,547 during 2017, which is net of the offering costs previously noted and $6,033 held in escrow for potential refund requests and will be releasable to the Company in May of 2018. These convertible notes bear 7% interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default and are due 24 months from the date of the notes. The notes may be extended 12 months and other terms amended upon affirmative vote of 51% of the note holders. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing

Recent offerings of securities

- 2015-02-15, 506(b), 40000 Convertible Note. Use of proceeds: The proceeds of the offering were used for research and development of the GarageSkins real wood garage door overlay products and for a small salary for the CEO to further pursue that development.
- 2017-03-01, 506(b), 30000 Convertible Unsecured Promissory Note. Use of proceeds: The proceeds of the offering were used for continued research and development of the GarageSkins real wood garage door overlay products, acquire raw materials, and for outreach via travel and other means to accredited

investors who expressed an interest in participating in our fund raise.
- 2017-11-11, Regulation CF, 100000 Convertible Promissory Note. Use of proceeds: The proceeds of the offering were used for continued research and development of the GarageSkins real wood garage door overlay products, produce production-quality prototypes, fund professional SEO/Social Media engagement to promote the Regulation CF activities, and complete legal and financial reviews to further those Regulation CF activities.
- 2015-08-01, 506(b), 15000 Promissory Note. Use of proceeds: The proceeds from this Promissory Note were used to further the development of the GarageSkins real wood garage door overlay system and to begin the outreach effort to raise sufficient capital to move from the development stage into production.
- 2017-06-01, 506(b), 15000 Promissory Note. Use of proceeds: The proceeds from this Promissory Note were primarily used to complete the necessary work needed to launch our first equity crowdfunding campaign, including legal and accounting work and advisory services.

Valuation

$3,040,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the shares sold in this offering is merely the Board of Director's opinion of the fair market value of the stock sold in this offering.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$435,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$26,100
Legal Fees	$450	$450
Net Proceeds	$8,950	$408,450
Use of Net Proceeds:		
R&D & Production	$5,550	$200,000
Marketing	$1,500	$40,000
Working Capital	$1,900	$168,450

Total Use of Net Proceeds	$8,950	$408,450

USE OF PROCEEDS Minimum Funding: raising our minimum allows us to continue work on full working prototypes and initiate/complete another environmental stress test. Marketing funds will be used to further the social medial outreach supporting this round of fundraising.

USE OF PROCEEDS Maximum Funding: Raising the entire $435,000 will allow us to enter into lease agreements, procure equipment and raw materials necessary to begin commercial manufacturing of our GarageSkins systems. Working capital will be used to onboard key management personnel and hire and train our factory workers and customer service personnel. Marketing funds will be utilized to continue and broaden our outreach supporting this equity raise and to initiate the launch of our product once we reach that stage.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website http://www.garageskins.com in the section labeled "annual reports." The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GarageSkins, Inc.

[See attached]

GARAGESKINS, INC.

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

GarageSkins, Inc.
Index to Financial Statements
(Unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
GarageSkins, Inc.
Albany, OR

We have reviewed the accompanying financial statements of GarageSkins, Inc., an Oregon corporation, (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Newport Beach, California
April 6, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

GARAGESKINS, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current assets:		
Cash	$ 50,009	$ 667
Escrow funds receivable	6,033	-
Total current assets	56,042	667
Total assets	$ 56,042	$ 667
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accrued liabilities	-	1,030
Notes payable to related party	16,795	8,748
Total current liabilities	16,795	9,778
Accrued interest	8,999	5,422
Convertible notes, net of discount	160,580	40,000
Total liabilities	186,374	55,200
Commitments and contingencies (Note 4)	-	-
Stockholder's Deficit:		
Common stock	80	80
Accumulated deficit	(130,412)	(54,613)
Total stockholder's deficit	(130,332)	(54,533)
Total liabilities and stockholder's deficit	$ 56,042	$ 667

GARAGESKINS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	15,794	2,535
Sales and marketing	21,301	270
Research and development	5,320	2,502
Total operating expenses	42,415	5,307
Operating loss	(42,415)	(5,307)
Other expense:		
Interest expense	33,384	2,972
Other expense	-	40
Total other expense	33,384	3,012
Net loss	$ (75,799)	$ (8,319)

See accompanying independent accountants' review report
and notes to the financial statements

GARAGESKINS, INC.
STATEMENTS OF STOCKHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Accumulated	Stockholder's
	Shares	Amount	Deficit	Deficit
December 31, 2015	8,000,000	$ 80	$ (46,294)	$ (46,214)
Net loss	-	-	(8,319)	(8,319)
December 31, 2016	8,000,000	80	(54,613)	(54,533)
Net loss	-	-	(75,799)	(75,799)
December 31, 2017	8,000,000	$ 80	$ (130,412)	$ (130,332)

See accompanying independent accountants' review report
and notes to the financial statements

GARAGESKINS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (75,799)	$ (8,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	30,000	-
Changes in operating assets and liabilities:		
Bank overdraft	-	(938)
Accrued liabilities	(1,030)	-
Accrued interest on convertible notes	3,577	2,972
Net cash used in operating activities	(43,252)	(6,285)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible notes	84,547	-
Proceeds from notes payable to related party	8,047	6,850
Net cash provided by financing activities	92,594	6,850
Increase in cash and cash equivalents	49,342	565
Cash and cash equivalents, beginning of year	667	102
Cash and cash equivalents, end of year	$ 50,009	$ 667
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

GarageSkins, Inc. was formed on December 24, 2014 ("Inception") in the State of Oregon. The financial statements of GarageSkins, Inc. (which may be referred to as the "Company," "GarageSkins," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Albany, Oregon.

GarageSkins, Inc was formed to develop, manufacture and sell the patented GarageSkins real wood garage door overlay systems. Our GarageSkins systems will allow a homeowner, builder, remodeler or Realtor to completely cover their existing overhead metal garage door with our magnetically attached panels which, when nested together, simulate a high-end, real wood garage door. Our panelized system is designed such that almost anyone can install it onto a standard-sized metal garage door, and is lightweight enough that it will not require any modification of an existing modern metal garage door's springs or opening mechanism.

Going Concern and Management's Plans
We have historically relied on debt and related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition
The Company will recognize revenues from the sale of the GarageSkins real wood garage door overlay systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred in all instances when the revenue is not yet earned. To date, we have not generated any revenues.

Advertising
The Company expenses advertising costs as incurred. For the years ended December 31, 2017 and 2016, the Company incurred advertising costs of $11,891 and $265, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future product offerings. Our research and development costs consist primarily of third-party services providers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Product Warranty Costs
The Company may provide a warranty on its products. In estimating its future warranty obligations, the Company will consider various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Because revenue activity has not yet commenced and there are no historical warranty estimates, there are no reserves as of December 31, 2017 and 2016.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. At December 31, 2017, the Company had net operating loss carry forwards of approximately $91,000 and a deferred tax asset of $19,000 which is net of the effects of the reduction in deferred tax assets due to The Tax Cuts and Jobs Act that reduced federal corporate income tax rates to 21%, and for which a full valuation allowance was assessed for a like amount, and may offset future taxable income through 2035.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

Notes Payable to Related Party
On August 1, 2015, the Company entered into a note payable agreement with Richard and Julie Medlen. Richard Medlen is the Chief Executive Officer of the Company. The agreement calls for advances up to $15,000 and carries zero (0) interest per annum. The note payable is due and payable upon the Company raising over $500,000 in equity financing. Another note payable with Julie Medlen with similar terms was entered into on June 1, 2017. The balance of these notes payable as of December 31, 2017 was $16,795. Accordingly, the Company has $13,205 available under the second note payable. Because the notes payable are meant to be short term and are minimal, any imputed interest on said note payable would be inconsequential.

Convertible Notes
In February 2015, the Company entered into a convertible unsecured promissory note with a third party for $40,000. The note matures in one year and may be extended six (6) months upon approval of both parties. The note bears interest at 7% per annum or the lesser of 15% or the maximum interest rate permitted by applicable law, upon default. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing, or in the absence of such terms, then a weighted average formula in which the lender will receive a 35% discount from the price paid by other investors and the lower of the actual enterprise valuation of the Company or $2,500,000. In the event there is no qualified financing per the terms of the agreement, prior to the initial maturity date or extended maturity date, the lender may, at its option, demand payment of two times the then current principal amount, plus any accrued but unpaid interest. In January 2017, the parties agreed to extend the maturity date to February 2018, and in February 2018, the parties agreed to extend the maturity date to February 2019.

In March 2017, the Company issued a convertible note to the convertible note holder described above in the amount of $30,000 as consideration for continued financial support; as such, no funds were received and it was fully accreted upon inception as the consideration was for prior performance. The note bears zero (0) percent interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default, and is due 24 months from the date of the note. The note may be extended 12 months upon mutual agreement. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing.

In December of 2017, the Company closed its Regulation Crowdfunding campaign in which a total of 155 investors committed various amounts aggregating to $100,000 for convertible notes issued on December 27, 2017. In relation to this raise, the Company incurred $9,420 in offering costs. The Company received proceeds of $84,547 during 2017, which is net of the offering costs previously noted and $6,033 held in escrow for potential refund requests and will be releasable to the Company in May of 2018. These convertible notes bear 7% interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default and are due 24 months from the date of the notes. The notes may be extended 12 months and other terms amended upon affirmative vote of 51% of the note holders. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDER'S DEFICIT

Common Stock
Upon Inception, the Company authorized the issuance of 15,000,000 shares of common stock with no par value. As of December 31, 2017 and 2016, 8,000,000 of these shares were issued to our founder for $80.

On December 27, 2017, the Company amended their Articles of Incorporation to authorized the issuance of 20,000,000 shares of common stock consisting of 15,000,000 shares of Voting Common Stock and 5,000,000 shares of Non-Voting Common Stock.

NOTE 6 – SUBSEQUENT EVENTS

On January 10, 2018 the Company launched its second Regulation Crowdfunding campaign. Shares of non-voting common stock are being sold at $0.38 per share. To date, the Company has received net funds of $47,798 from this raise.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 6, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GarageSkins is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.





PLAY VIDEO

GarageSkins

Real Wood Magnetic Garage Door Overlays

Small OPO · Albany, OR · Consumer Products
Accepting International Investment

91
Days Left

122
Investors

$92,271.60
Raised of $10K - $435K goal

Invest Now

$323.00 minimum investment

Overview | Team | Terms | Updates | Comments | Share









GarageSkins - Welcome Home!

Invest in GarageSkins

In November, **we successfully completed a $100,000 raise on StartEngine.** That raise was amazing, and now **we're seeking to raise an additional $435,000**. With the proceeds from this *new* campaign, **we anticipate being able to begin manufacturing our amazing GarageSkins systems and launch them into the home improvement marketplace.**

We hope that you'll join us in this latest fundraising round!

"You are going to change the garage door industry!" - Dan Hughes, QVC's Home Improvement Host

Dan's right. GarageSkins real wood garage door overlays are a simple, elegant solution to a long-standing problem: How to make a plain metal garage door look amazing without breaking the bank. With our **easy installation** and long-lasting materials and finishes, we expect GarageSkins overlays to make purchasing a high-end real wood door obsolete and give millions of homeowners throughout America an easy and affordable way to dramatically improve their existing home.

"We love it!" - John and Akos, My Cool Inventions

So do we, guys. And so do over **2500 families** who have signed up to be the first on their block to show off their new GarageSkins systems. Let the other guy buy his Mercedes ... your GarageSkins system will continue to beautify your home and be the talk of the neighborhood for years to come!

"Come to Louisiana and put one on my home!" - Michael King, *syndicated home improvement radio show*



IT REALLY IS THIS EASY!



Will do, Michael ... with the help and support of the millions of homeowners that now have the **opportunity to invest** in this product, we expect to soon be selling thousands of systems across America.

"How can I get in?" *- Kim Neufeld, Colorado Springs, CO*

Through the newly released SEC Title III rules, **now *anyone can invest!*** We have accomplished all the legal tasks necessary and have lots of information for you to review. And we're always **just an email away** should you have any questions.

Read about our amazing *GarageSkins* overlays!! Then decide if you want to help launch what we believe is a disruptive product, or **shake your head** in frustration when your neighbor installs their new ***GarageSkins*** system.

The Offering

Investment

- Selling up to 1,144,736 shares of non-voting common stock at $0.38 per share.
- Minimum investment is $323 (850 shares)
- Maximum investment is $107,000
- When you invest you are betting the company's future value will exceed $3,400,000

Perks

As a ***Thank You*** for investing larger amounts, the first 10 investors who invest $2,500 or more will receive a no-cost GarageSkins system, including free shipping and hardware!

Edit: This offer is no longer valid, as the first 10 investors have already invested.

All investors who invest $1,000 or more will receive free shipping and a free set of hardware if and when you choose to purchase a GarageSkins overlay system.

**All perks fulfilled after the campaign closes and GarageSkins, Inc. has begun production.*

Mission Statement:

GarageSkins, Inc. will manufacture and sell only the highest quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, equality and open communication while ensuring strong profitability. We will provide the highest service standards in our every interaction with end customers, suppliers, retail partners and fellow team members.

Check Out How Easy It Is!



What Are GarageSkins Overlays?

A simple, ingenious solution to beautify your home.

According to Houzz.com, we spend billions of dollars every year making the exterior of our homes warm and inviting, adding stunning landscaping, patio furniture, even outdoor kitchens. But every day we walk right by the largest and a lot of the times most unattractive part of our homes ... **that big, boring metal garage door.**

But there's an answer. Simply **snap on our real wood *GarageSkins* garage door overlays** to turn that boring garage door into a work of art that will be the talk of the neighborhood! Our GarageSkins overlays reproduce the look of a real wood garage door. Once installed, we don't expect you or your neighbor to be able to tell that you haven't installed a real wood $10,000 door! Our panels are lightweight enough to ensure that your garage door springs and opener will handle the extra weight, and simple enough to install that almost anyone can do it. And at **$1,199 for a 2-car garage system,** it's an **affordable enhancement to your beautiful home.**

In just under an hour you can completely and dramatically enhance the curb appeal of your home. Simply snap the panels onto your garage door in the order they are packed and watch your creation come to life! **Check out the video above** to see Amanda install a ***GarageSkins*** system for the first time ever. It's easy and intuitive ... and you will enjoy the beauty of your new ***GarageSkins*** system for years to come.

Designed to Enhance Almost Any Home


Brittany
Rustic
Paddock
Hearth
Saxony
Cochere
Coach
Normandy

GarageSkins® *real wood garage door overlays will come in a variety of patterns and sizes that will accentuate any home's architecture.*

Our Secret Sauce



Real wood veneers make all the difference. You can touch our ***GarageSkins*** overlays, run your hand over them, and you'd swear it was solid, dimensional wood. Why? Because it is real wood. Even though it is only a fraction of a millimeter thick, it still looks and feels like a solid piece of lumber.



We vat-dye our veneer to mimic a variety of species. Dyeing ensures that the color penetrates all the way through the veneer so that if there is a scratch or slight bump down the road, the color will be stable throughout. It also allows us to mimic any wood color and species we choose!



Neodymium magnets (also called "rare-earth") provide an amazing amount of force holding your ***GarageSkins*** overlays solidly onto your metal garage door. They are even strong enough to reach through aluminum cladding and attach to the steel stretchers underneath. The result? Easy installation and permanent, dynamic adhesion.

A Truly Disruptive Product


3360

INDUSTRY DISRUPTION - *When a new idea is introduced to an industry and current, static companies and models are made obsolete.*

Envision builders, remodelers and garage door installers, instead of recommending a high-dollar real wood or wood overlaid garage door to their clients, installing a basic steel door and allowing the homeowner to choose from a variety of colors, patterns, even whether they want to add a window look. And in a few years when fashions change, allowing the homeowner to simply replace their GarageSkins system with a fresh look.

Think the garage door industry might take notice?

Now envision being part of that disruption as a ground floor investor. Not many people outside the professional investment world ever get the chance to participate in a truly disruptive company, but your chance has come. Join the team!

We Know Where We're Headed



OUR PROGRESS

- **US utility patent issued** protecting our real wood garage overlays systems
- **Expanded utility patent issued** protecting the non-wood, paintable versions
- **Over 2,500 eager potential customers** waiting for our launch (that's **over $3,000,000 in initial revenue** at full conversion!)
- **Contact from several home improvement television shows** wanting to do a product feature once we are launched
- **Manufacturing site identified** with below market rates and adequacy for first 2 years of operations
- **GREAT TEAM committed and ready to spring into action** once we have our funding secured

Our Competition

The garage door. Almost everyone's got one, most ignore it ... it's just there. Over the years there have been some attempts in the marketplace to provide solutions to enhancing this boring large chunk of metal that stands so prominently on the front of millions of American homes.



Real Wood Garage Door

$8,500 and up installed

Beautiful. And expensive! And what they don't tell you is that in a couple of years the end grain will have mold and mildew beginning to intrude, leaving that black fungus look around the edges. Plus the finish will soon wear off and need to be refreshed. However, this is the only current option if you want a real-wood look.



Faux Painting

$800 - $1,200 / door

You get what you see. A painted door. There are a few artists that can really make a metal door look great, but most can't. It is, however, a better look than just boring paint.



Screw-on Vinyl Windows

$200 / 2-car garage door

At least it's something, right? And they are paintable so that you can match the trim of your home. But you have to drill screws into your metal garage door. Not great. And the acrylic "windows" scratch easily and lose their shine over time.



Screw-on Faux Hardware

$50 at The Home Depot

A quick, screw-on dress-up that's better than nothing!

So if you want your garage door to look like the $10,000 door, but don't want the maintenance or cost, let alone contributing your old garage door to the waste stream for no good reason, then a ***GarageSkins*** real wood garage door overlay system is your best choice. Nothing else looks like real wood, because nothing is. Period.

Why Invest in GarageSkins?



- **We believe there is no other system like it.**
- **Patent protection may keep it that way.**
- **Real wood veneer, not cheap-looking plastic.**
- **Compatible with over 16,000,000 steel overhead doors****
- **So lightweight anyone can install it themselves**
- **No alteration needed to your garage door's hardware or opener**
- **Over 2,500 ready buyers waiting at $1,199 per 2-car system**
- **Marketing partners lining up**
- **Manufacturing expertise on board**
- **Future products will expand our company**
- **A strong team assembled that is wholly committed to success**
- **Average age of our successful leadership team is 50 - we know what it takes because we've been there and done that.**

***OMEP STUDY OF GARAGE DOOR MARKETPLACE FEB 2014*

Home Improvement Sector Exploding

A Growing Marketplace

We wanted to know just how large the market is for our ***GarageSkins*** real wood garage door overlay systems, so we commissioned the Oregon Manufacturers Extension Partnership to perform a survey to determine how many steel overhead garage doors there are in the US.

Here's what they found:

- **97,000,000** single family homes in America and thousands more built every day
- **61,000,000** have garage doors
- **31,000,000** of those garage doors are steel overhead sectional doors
- **Our GarageSkins garage door overlays are compatible with over 16,000,000 of these****

***OMEP STUDY OF GARAGE DOOR MARKETPLACE FEB 2014*



THE GEOGRAPHICAL DISTRIBUTION OF OUR WAITING LIST GENERALLY MIRRORS THE US POPULATION DENSITY ... MEANING OUR GARAGESKINS OVERLAY SYSTEMS SHOULD HAVE APPEAL ACROSS THE NATION

COMPARE OUR WAITING LIST TO THE POPULATION DENSITY OF THE US



Performance and Projections


5 YEAR PROJECTIONS
SALES
$15,421,000
$13,977,000
$12,539,000
$4,666,000
$524,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
CASH BALANCE

CLICK HERE TO SEE OUR FULL PROFORMA


31 million
Steel overhead garage doors in the US and thousands more added daily
GarageSkins real wood overlay systems are compatible with over
16 million
of them
at
$1199
retail price per system the total possible market is over
$19B
We'd love to see a GarageSkins system on every home in America
however our projections show a lifetime market penetration of just
4%
but that
4%
means a lifetime projected revenue of
$767M

-Oregon Manufacturing Extension Partnership study Feb 2015

AND THAT'S WITH JUST ONE PRODUCT LINE!


OUR FUTURE
Our future includes launching a line of front door skins to match our GarageSkins, along with licensing sports teams (NCAA, professional) for a line of sports logo overlays. We are even contemplating a line of GarageSkins that have LED's embedded that are programmable for the holidays.
The future is bright... WE WOULD LOVE TO HAVE YOU ON THE TEAM!

Let's be clear - when you choose to partner with GarageSkins, Inc., you aren't pre-purchasing a product. You are buying stock in GarageSkins, Inc. and will be a willing participant in our success or failure. But know that our team is wholly committed to nurturing your investment and turning your "seed" into a national company.. one in which you will be proud to tell your friends and family that you saw the early vision and took the risk.

Thank you for partnering with GarageSkins, Inc.

We are excited that you want to be an important part of our team and that you have chosen to take the chance on us! Please know that we have **committed our lives to making GarageSkins, Inc. an incredible, meaningful, profitable company** that will continue to grow and thrive for years to come.

2011



Founder Rick Medlen wanted a real wood garage door

but he didn't want to spend the $8500 it would take to purchase one

January 2012



The idea of veneers over lightweight substrates hit.

Rick begins exploring this unique idea as a business concept

June 2013



June 2013 filed Regular Patent Application

and now we wait for the USPTO to open the file

February 2015



First outside investment

Accepted our first outside investment

April 2015



Our US utility patent issues!

our overlay systems are now protected from infringement for 20 years.

May 2015



National Hardware Show in Las Vegas

15,000 attendees gave rave reviews and we attracted the interest of several large retailers

October 2016



Our 2nd utility patent is issued

our product line has increased tenfold from it's original

November 2016



Veneer stabilization solved

We now know that your GarageSkins systems will look amazing for years to come!

February 2017



First functional prototypes finished

The magnets are strong enough, the veneer incredibly stable, and they will last for years to come!

August 2017



$100,000 successfully raised on StartEngine!

First funding goal met! Off to the races.

January 2018



Launch Equity round!

Round II of crowdfunding - equity sales!

In the Press

Charles Hudson | Digital Trends | On The House | Portland Business Journal

SHOW MORE

Meet Our Team



Rick Medlen

Founder/CEO

Growing up in Colorado with small town roots, Rick has successfully been part of several small companies that he's helped grow into national presences. With his recent experience with CU Direct Corporation he led the way in introducing their product to the entire state of Oregon. This introduction and following growth led to topline sales of over $380M in 2012. | Rick has found his passion by working with Habitat for Humanity. Whether on a job site in Oregon or SE Asia, testifying in front of the state legislature, or in his current role as incoming President of the Board of Directors for Habitat for Humanity Oregon, Rick works tirelessly to give the underserved portion of our society a helping hand up in securing not only their future, but the future of generations to come. | Rick is uniquely poised to lead GarageSkins, Inc. through the launch phase and into a national presence. He's surrounded himself with a great team, experienced advisors, and partners that ensure that GarageSkins, Inc. will thrive in the marketplace. | Feb 2013 - Dec 2014: President/Managing Member GarageSkins LLC | Dec 2014 - Present CEO Sol Director GarageSkins, Inc. | As GarageSkins, Inc. is pre-revenue, all our capital has been directed towards research and development, hence Rick supplemented his family's income during this time with the following positions: Nov 2014 - Nov 2015 - FedEx driver part time | Nov 2015 - May 2017 - Lowe's Home Improvement Distribution Center |



Undisclosed Under NDA

CFO-designate

Our future CFO, pending certain initial GarageSkins benchmarks, is currently serving as Corporate Controller for a $750M company. In this 8-year role he has oversight and responsibility for 22 retail locations and 11,000 SKU's. While he can make numbers dance, he's much happier casting a line into the Deschutes River hoping for a great rainbow trout. In a previous role he was responsible for discovering internal fraud which led to a 3-year prison sentence for a Vice President. He is committed to joining GarageSkins, Inc. as full-time CFO once our size and activity warrant it, but until that time he will act as contract CFO and ensure your investment is used wisely to grow GarageSkins, Inc.



Undisclosed Under NDA

Vice President Marketing

Our future Vice President of Marketing, pending certain initial GarageSkins benchmarks, has 24 years experience under her belt, the last 10 being in her current role as National Sales Director for a home improvement company. She leads a team of 480 professional sales people who actively solicit and close business for her $100M company. Her "never quit, never surrender" attitude will ensure that our GarageSkins overlay systems will become a household word, and her deep, C-level connections in the big-box retail world will make our transition into national retail partnerships smooth and seamless. Once our start-up funding is secured she is committed to joining our initial Senior Management team and is excited to be an integral part of shaping GarageSkins, Inc.'s future.



Gary Kretz

Director of Manufacturing

Our future Director of Manufacturing, Gary Kretz, comes with a wealth of industry experience, including running huge jobsite crews, responsibility for financial and timeline execution on large commercial construction jobs, supply chain management, and delivering jobs on time and on budget. His unique skills will be greatly utilized to lead our production team both during our start-up phase and into the future. His biggest claim to fame, however, is successfully raising 7 boys into adulthood and has enjoyed guiding all of them into mature, hardworking strong adults. It's his people leadership skills that will greatly enhance the GarageSkins products and ensure that they will be manufactured to the highest level of quality. He is committed to leading our manufacturing once we have secured our start-up funding.

Offering Summary

Maximum 1,144,736 shares of non-voting common stock ($434,999.68)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 26,315 shares of non-voting common stock ($9,999.70)

Company	GarageSkins, Inc.
Corporate Address	2191 Meadow Place SE, Albany, OR 97322
Description of Business	Manufacture and Sales of Consumer Goods
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$0.38
Minimum Investment Amount (per investor)	$323.00

Perks

For the first 10 investors who invest $2,500 or more, you will receive a no-cost GarageSkins system, including free shipping and hardware.

Edit: This offer has already been claimed by the first 10 investors.

For all investors who invest $1,000 or more, you will receive free shipping and a free set of hardware if and when you choose to purchase a GarageSkins overlay system.

We will announce those investors during the campaign (just first name and last initial) with a Thank You update after our first close.

**All perks occur after the offering is completed and GarageSkins, Inc. has began production.*

The 10% Bonus for StartEngine Shareholders (**This bonus period is concluded as of 4:30PM PT on January 10, 2018**)

GarageSkins, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.38 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1100 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

All ten $2500 "Perks" Taken!

27 days ago

I want to personally thank the following GarageSkins, Inc. investors who have trusted us with their capital and come in at a $2500 or higher level:

Alan U. - North Dakota *Greg D. – Arizona* *Austin S. – Minnesota* *Kevin S. – Arizona* *Michael K. – North Carolina*

Garrett H. – California *Neil M. – Minnesota* *Dominique M. – California* *Kar-Mun W. – California* *Lee K. - Wisconsin*

Congratulations on receiving a no-cost GarageSkins system once we launch production! I appreciate the trust and commitment.

-Rick Medlen

CEO, GarageSkins, Inc.

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GarageSkins has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GarageSkins be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We Are Stirring the Pot!

about 2 months ago

Hi everyone, thank you so much for the great initial success of this campaign. We are truly humbled by the fact that so many people are placing their faith in us.

I want to point out something that's happening that's really great... disruption. When an industry is disrupted, they don't like it. And a product like ours has the potential to really change the way garage doors are sold in general.

Apparently the garage door industry is not liking it as we've been bombarded by garage door installers, industry experts, and manufacturers coming hard at us.. I can't think of a better validation of our product and our potential! Moving the needle is always painful for those that aren't moving.

We'll keep pushing forward and get this product out there. I appreciate all of the social media engagement (over 600,000 unique engagements in January alone!) and with your help we'll get our funding over the line so we can begin manufacturing and start really shaking things up!

-Rick Medlen, CEO

GarageSkins, Inc.

Comments (54 total)

Add a public comment...

0/2500

Post

Patrick Murphy GarageSkins - Potential Investor 4 days ago

hi Richard
first off let me congratulate you on following thru on your phenomenal idea . I am a believer !this has the potential of going thru the roof .I saw that immediately .first of all there's virtually no competition (or none that I've seen for that matter) plus you have an attractive product . variety will be a future factor here sports , cars ,bikes , tool logos even holiday art .the possibilities are endless .once you get your foot in the door (by mass producing your product) dominate every aspect what can be done to a garage door .KUDOS . ok got a few questions
(1) what is the warranty on the wood garage skins ?
(2) what if your fund raising financial goal is not met here on start engine ? what happens then and to the people that already invested ?
(3) once you start mass producing can we find a way to lower fabrication and shipping cost to pass along to the consumer ? (this would make it more accessible to every budget and possibly home owners buying more than one set) I would rather make less profit and sell more than make more profit and sell less .
(4) I believe whole heartedly in your dream , hit this one out the park Richard .

> **Richard Medlen** GarageSkins - Issuer 4 days ago
>
> Thanks Patrick! Some very good energy around the product has been created by this campaign and our social media outreach promoting it.. plus it's surfaced the issues that we've already addressed but has educated us on what information the public will need to become purchasers. Kind of a marketing "test run," something most companies pay dearly for. so your questions:
>
> 1 - warranty will be full refund for first 30 days (after returning an undamaged product - we'll pay for return shipping) then a 12-month product replacement warranty due to failure (not outside damage.) We'll look to extend this warranty to 2 years after testing our final produced product.
> 2 - good question.. we have a back up. A very well connected and successful individual is on the sidelines to take the product and mass produce overseas and flood the marketplace with a cheaply-built version. This is certainly not my vision and I believe we can produce a quality, US-built product that is both competitive and high quality.. but as a last ditch Hail Mary he's there.
> 3- Our target has always been to get the retail price under $1K to significantly broaden the marketplace. Our patents cover non-wood versions also which does open the markets you suggest and those can be made in mass quantity and even with paying logo royalties we can be in the sub $400 range.. we have a long list of "want to's" but first we have to crawl -then walk- then run.
> 4 - Thanks again for the great words of support!

Lance Combs 10 days ago

Perhaps I've missed the answer to my question, so I apologize in advance if it's covered somewhere on your website. My question - Will GarageSkins work on non metal garage doors? I have doors that are made of some sort of pressed wood material and would love to upgrade the look. Thank you for your time. Your product is highly intriguing.

> **Richard Medlen** GarageSkins - Issuer 10 days ago
>
> Lance, no it's not specifically mentioned here so thank you for the question. Our GarageSkins overlays have always been intended for a standard metal overhead garage door. There have been products introduced before that have been permanently glued on and those could have potentially worked for wood doors, but the issue that soon arose (and cost a ton of money to fix) was that the overlay panels and the wood underneath will move at different rates due to humidity and temperature fluctuations. Therefore the overlays have to be able to slightly move against the garage door, and hence the magnets being the perfect attachment device. But this eliminates wood doors from the picture.... sorry! -Rick

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John Perry 17 days ago

I am interested in becoming an Installer for your product in my area. How do I go about that?

> **Richard Medlen** GarageSkins - Issuer 17 days ago
>
> John, first we have to get the product on the market. There are comments below regarding this - we are launching direct to consumer with the product self-installed. Once we want to scale to the national marketplace we'll reach out to strategic partners who can bring added value to our product line but that will be a couple years down the road so we are tabling any partnership discussions until that time. Thanks for the interest! -Rick

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Firas Abdeljawad GarageSkins - Potential Investor 22 days ago

Hello ,i know your Perk offer has filled up ,but just wanted to ask if i will be willing to do another Perk if i invest $2500 ,Thanks

> **Richard Medlen** GarageSkins - Issuer 22 days ago
>
> Firas, the rules of this equity crowdfunding are clear that any terms or rewards we offer through this campaign have to be fully disclosed and part of our SEC filings, so this limits us to what we can and can't do under this campaign so unfortunately we can't extend that offer since it's already been filled. Sorry! -Rick

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John Anderson GarageSkins - Potential Investor 22 days ago

I would like to buy this system as soon as it is available! Would also like to see if my company could be an "authorized" dealer/installer for your systems in California. Please let me know how I can do both! Thank you and GREAT product!

> **Richard Medlen** GarageSkins - Issuer 22 days ago
>
> John, thanks for the interest! The list is long for people wanting to partner once we are on the market and that's great validation for our GarageSkins systems. Our sole goal at this point is to raise the necessary capital to begin manufacturing so if you like the concept, consider becoming a ground floor investor! Thanks again, -Rick

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Alan Underwood GarageSkins - Potential Investor a month ago

I see your looking at expanding to logo's on the panel (Sports teams etc...), will this include colleges as college sport fans in my area eat stuff like this up.

Also, you may of thought of this... but Harley Davidson and Indian motorcycles are American made product and owners of these bikes would love a logo on their garage doors. The cost is pennies compared to what we drop into our rides. A new seat can run as high as $800, engine upgrades in the thousands, so this would be a very awesome and affordable way to show our motorcycle brand.

> **Richard Medlen** GarageSkins - Issuer a month ago
>
> Alan, thank you for the trust. And you are correct, the logo industry is absolutely huge. People love their sports teams, motorcycles, cars. And would love to have a quickly installed removable overlay on the garage door that shows off their pride. Can't wait to get started!

Julie Lewis a month ago

Is there. $2500 bonus still available?

> **Richard Medlen** GarageSkins - Issuer a month ago
>
> Julie, just wanted to let you know that the last $2,500 investment for the no-cost garage game has been taken. Sorry!
>
> **Richard Medlen** GarageSkins - Issuer a month ago
>
> Julie, yes there is one left. Thanks for the

SHOW MORE COMMENTS

start engine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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VIDEO TRANSCRIPT (Exhibit D)

Video 1:

RICK MEDLEN: I'm Rick Medlen, I'm CEO and founder of GarageSkins, Incorporated. We're a startup company out of Albany Oregon and we are bringing to market the patented real wood GarageSkins overlay system.

When someone chooses to invest in GarageSkins, they really are becoming part owner of the company. They are getting in on the ground floor of a very unique opportunity that does not come around very often.

GarageSkins are panels that attach magnetically to a steel or aluminum garage door to completely transform it from the look of just a plain boring garage door to a high-end real wood carriage house style door. A great alternative so that somebody can have a ten thousand dollar garage door look for eleven ninety nine.

Our GarageSkins are real wood veneer which is very different than anything else that is on the market but they're bonded over a very lightweight foamcore so that you don't have to do anything with your springs or opener system. There's rare earth magnets that have been inset in the back of it, it just allows you to pick the panels up, snap them directly onto your metal garage door. They'll stay there through the opening and closing cycles for the life of your garage door.

REALTOR CARRIE PALMORE, PRINCIPAL BROKER: I would recommend GarageSkins to my clients because when you're first taking a listing you want to make sure the seller's doing everything they can to get the most value out of their house. And so by having a brand new looking garage door that's going to go a long way to increasing your curb appeal.

When you can look and and use a GarageSkins to replace the look of your door without incurring a huge cost of actually replacing the door, that's a win-win.

RICK MEDLEN: We're hoping this video inspires people to take the next step. And that next step would be to click on the link below and really start learning about our company. Learn about the investment opportunity. Learn how for as low as three hundred twenty five dollars you can get in on the ground floor of what's gonna become a very very unique product. Thank you for considering this opportunity.

Video 2:

"LOGO"

Have a boring metal garage door? Transform it in less than an hour! Our system ships right to your door. Simply wash your metal door Then snap on our real wood magnetic GarageSkins! Just attach the panels in the order they are packed. Tuck the edges under your existing weatherstripping. Real hardwood veneers bonded to lightweight materials means no changes needed to your existing garage door! Our GarageSkins systems are a great way to make your house the envy of the neighborhood!

Customize with our optional gate hardware. Works with any garage door where a refrigerator magnet will stick. Complete garage door transformation for a fraction of the cost of replacement!

“LOGO”

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Secretary of State
Corporation Division
255 Capitol Street NE, Suite 151
Salem, OR 97310-1327

Phone:(503)986-2200
www.filinginoregon.com

Registry Number: 1071002-99
Type: DOMESTIC BUSINESS CORPORATION

Next Renewal Date: 12/24/2017

GARAGESKINS, INC.
2191 MEADOW PLACE SE
ALBANY OR 97322

Acknowledgment Letter

The document you submitted was recorded as shown below. Please review and verify the information listed for accuracy.

Document
RESTATED ARTICLES

Filed On
12/27/2017

Jurisdiction
OREGON

Name
GARAGESKINS, INC.

Principal Place of Business
2191 MEADOW PLACE SE
ALBANY OR 97322

Registered Agent
RICHARD LEWIS MEDLEN
2191 MEADOW PLACE SE
ALBANY OR 97322

Mailing Address
2191 MEADOW PLACE SE
ALBANY OR 97322

President
RICHARD L MEDLEN
2191 MEADOW PLACE SE
ALBANY OR 97322

Secretary
RICHARD MEDLEN
2191 MEADOW PLACE SE
ALBANY OR 97322

JENGRA
ACK
12/27/2017

1071002-99

FILED

DEC 27 2017

OREGON
SECRETARY OF STATE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF GARAGESKINS, INC.

ARTICLE I

The name of the Corporation is GarageSkins, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered agent's office in the State of Oregon is 2191 Meadow Place SE, Albany, OR 97322. The name of its registered agent at such address is Richard Lewis Medlen.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Oregon Revised Statutes (the "ORS") as the same exists or may hereafter be amended.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 20,000,000 (the "Common Stock"), consisting of 15,000,000 shares of Voting Common Stock (the "Voting Common Stock") and 5,000,000 shares of Non-Voting Common Stock (the "Non-Voting Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical with other than in respect of voting and information rights as set forth herein, and for all purposes under these Articles of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

Except as otherwise required by law or these Articles of Incorporation, at all meetings of shareholders and pursuant to all written actions in lieu of meetings (a) the holders of Voting Common Stock are entitled to one vote for each of share of Voting Common Stock and (b) the holder of Non-Voting Common Stock have no voting rights. To the fullest extent permitted by law, with respect to any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, the holders of Non-Voting Common Stock shall vote all shares of Non-Voting Common Stock in the same manner as a majority in voting power of the shares of Voting Common Stock vote their shares on such matter.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders herein are granted subject to this reservation.

ARTICLE VIII

To the fullest extent permitted by the ORS, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. The liability of a director of the Corporation to the Corporation or its shareholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law in the event it is determined that the ORS does not apply. The Corporation is authorized to provide by Bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents for breach of duty to the corporation and its shareholders in excess of the indemnification otherwise permitted by applicable law. Any repeal or modification of this Article VIII shall not result in any liability for a director with respect to any action or omission occurring prior to such repeal or modification.

GARAGESKINS, INC.

By: ______________________
Name: Richard Medlen
Title: Chief Executive Officer